UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2023

Commission File Number: 001-39374

Inventiva S.A.

(Translation of registrant’s name into English)

50 rue de Dijon

21121 Daix France

+33 3 80 44 75 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Notice of Meeting

On May 5, 2023, Inventiva S.A. published a notice of meeting (the “Notice”) to the Ordinary and Extraordinary General Meeting (the “General Meeting”). The General Meeting will be held on May 25, 2023 at 2 p.m., at Hôtel Oceania Le Jura - 14 avenue Foch - 21000 Dijon, France. A copy of the Notice is furnished as Exhibit 99.1 to this Report on Form 6-K.

Incorporation by reference

This Report on Form 6-K (this “Report”), including Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inventiva S.A.

Date: May 5, 2023	By:	/s/ Frédéric Cren
		Name	Frédéric Cren
		Title:	Chief Executive Officer